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November 22, 2016

Via EDGAR

Folake Ayoola

Senior Counsel

Office of Real Estate & Commodities

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:        American Finance Trust, Inc.

Registration Statement on Form S-4 Filed October 21, 2016

File No. 333-214189

Dear Ms. Ayoola:

We are transmitting for filing the Company’s response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter to me dated November 16, 2016 (the “November 16th Letter”) regarding the joint proxy statement/registration statement on Form S-4 (the “Form S-4”) filed by American Finance Trust, Inc. (“AFIN”) and American Realty Capital – Retail Centers of America, Inc. (“RCA,” and together with AFIN, the “Companies”). For convenience of reference, the Staff comments contained in the November 16th Letter are reprinted below in bold type and are followed by the corresponding response of the Company. On November 22, 2016, the Company filed via EDGAR Amendment No. 1 to the Form S-4 (the “Amendment”). The Amendment reflects the Companies’ responses to the November 16th Letter as well as certain revised and supplemental information. For your convenience, a marked copy of the Amendment indicating changes against the Form S-4 is being provided to the Staff via email.

The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the November 16th Letter. References to page numbers (other than in headings taken from the November 16th Letter) are to pages of the Form S-4.

General

1.	We note the limitation on reliance by shareholders in the fairness opinions provided by UBS and BMO and the disclosure regarding such limitation under "Opinion of the AFIN Special Committee’s Financial Advisor." Because it is inconsistent with the disclosures relating to the opinion, the limitation should be deleted. Alternatively, disclose the basis for the financial advisors’ belief that shareholders cannot rely upon the opinion to support any claims against the financial advisors arising under applicable state law (e.g., the inclusion of an express disclaimer in financial advisor's engagement letter with the company). Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to the financial advisors would have no effect on the rights and responsibilities of either the financial advisors or the board of directors under the federal securities laws.

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We note the Staff’s comment in Item #1. We advise the Staff that the disclosure on page C-3 of the opinion of the RCA Special Committee’s Financial Advisor has been revised to delete the word “solely”, thereby removing the limitation and eliminating the inconsistency with the disclosures related to the opinion. We note that the UBS fairness opinion, attached as Annex B to the Registration Statement on Form S-4 filed with the SEC on October 20, 2016, and the disclosure related thereto does not contain any similar disclaimers, qualifiers or limitations on reliance by shareholders language that the SEC has found problematic in the past. Accordingly, UBS respectfully submits that no changes are necessary to its opinion or to the disclosure concerning its opinion.

Joint Proxy Statement/Prospectus Cover Page

2.	We refer to your last paragraph with respect to listing on the NYSE. Please revise to clarify that you have been unable to list since the third quarter of 2015, and that the investors of RCA are receiving shares in a non-traded entity. Also clarify that the AFIN shares may never be listed. Please make corresponding changes in the Q&A section.

We advise the Staff that the disclosure on the cover page and on page 7 has been revised to provide the requested disclosure.

Q: What is the proposed transaction?, page 1

3.	We note your disclosure with respect to the merger consideration, including that each issued and outstanding share of RSA common stock will be converted into the right to receive 0.385 shares of AFIN common stock and each outstanding unit of partnership interest of the RCA OP designated as OP Unit will be converted into 0.424 units of limited partnership interest. Please tell us the basis for the differing conversion rates.

We advise the Staff that the disclosure on page 1 has been revised to explain the reason for the difference in conversion rates for the shares of AFIN common stock.

Q: Do the AFIN Advisor and the RCA Advisor and their affiliates have interests in the merger…, page 8

4.	We note your disclosure on page 9 that you are replacing the RCA Advisory Agreement, which has a one-year renewable term, with the AFIN Advisory Agreement, which has a 20-year term. Please revise your disclosure to discuss why the adoption of the AFIN Advisory Agreement is in the interest of shareholders.

We advise the Staff that, prior to the merger negotiations, the AFIN Advisory Agreement had a 20-year term. The amendments made to the AFIN Advisory Agreement in connection with the merger were the result of negotiations among the AFIN Advisor, the AFIN Special Committee and the RCA Special Committee, and were intended to improve the terms of the AFIN Advisory Agreement from the perspective of stockholders of AFIN (including the former RCA stockholders). We advise the Staff that the disclosure on page 9 has been revised to address the reasons why entering into the transaction was considered to be advisable and in the best interests of RCA, notwithstanding the term of the AFIN Advisory Agreement.

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Related Agreements, page 14

5.	We note your disclosure that “concurrently with signing the merger agreement on September 6, 2016, RCA and the RCA OP entered into a side letter agreement with the RCA Advisor and AFIN, providing for, among other things, termination of the RCA Advisory Agreement…” We have been unable to locate this side letter agreement in your filed registration statement. Please revise to annex this agreement to the registration statement (or the merger agreement filed with the registration statement), or tell us why this agreement is not material.

We advise the Staff that the side letter agreement has been included as Exhibit 10.16 to the Amendment.

Background of the Mergers, page 90

6.	We note your disclosure on page 96 where you state that on June 14, 2016, the RCA Special Committee considered various alternatives, including whether to conduct a full market check or halt the pursuit of any strategic transaction. Please revise to provide additional disclosure regarding the other strategic alternatives considered, including those that relate to entities not affiliated with the transaction parties, and why the merger was pursued instead of such alternatives. If no other strategic alternatives were pursued, please revise to discuss the reasons why. Also discuss why the Special Committee did not pursue the standalone option.

We advise the Staff that we have revised the disclosure on page 98 to provide additional disclosure regarding the strategic alternatives considered and the decision to enter into the merger agreement.

Opinion of the AFIN Special Committee’s Financial Advisor, page 110

7.	Please provide us with copies of the materials UBS prepared in connection with the fairness opinion or otherwise provided to the board of directors in connection with the transaction, including any board boards, drafts of fairness opinions, and summaries of oral presentations made to the board. We may have additional comments after our review.

We note the Staff’s comment in Item #7. UBS has provided to the Staff by separate copy on a confidential, supplemental basis materials that UBS provided to the AFIN Board and the AFIN Special Committee in connection with the transaction.

8.	We refer to your discussion of the Selected Public Companies Analysis on page 113. Please tell us whether there are companies that fit your selection criteria but were excluded from the analysis. If so, please explain the reason(s) for the exclusion. This comment also applies to your discussion of the Selected Public Companies Analysis on page 122.

We note the Staff’s comment in Item #8. According to UBS, there were no companies that fit UBS’s selection criteria for the selected public companies analysis that were excluded from the analysis. According to BMO, there were no companies that fit BMO’s selection criteria for the selected public companies analysis that were excluded from the analysis.

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Redemption of Special Limited Partnership Interest, page 128

9.	We note your disclosure with respect to the calculation relating to the redemption of the special limited partnership interest. It appears that this disclosure differs from the calculation in the Operating Partnership Agreement. For example, you used a 7% performance hurdle rate when the Operating Partnership Agreement references a 6% performance hurdle rate. With a view towards disclosure, please tell us why the calculations are different, including how “market value” is calculated.

We respectfully advise the Staff that the calculation is in accordance with Section 5.1(d) of the second amended and restated agreement of limited partnership of the RCA OP dated as of October 24, 2014 (the “RCA LPA”), which applies to redemption of the special limited partnership interest on occurrence of an investment liquidity event. Please note that the definition of “Priority Return” in the RCA LPA provides for a 7% performance hurdle rate (the agreement of limited partnership of the AFIN OP provides for a performance hurdle rate of 6%). As provided in Section 5.1(d) of the RCA LPA, the fair market value for purposes of the redemption of the SLP is based on the value in the transaction documents provided for in the documents governing the merger, which was the implied value of $10.26 per share. The disclosure on page 21 has been revised to reflect that this is the basis.

10.	We note that your calculation takes into account “the distributions paid by RCA to its stockholders.” Please confirm, if true, that this excludes any distributions paid to the limited partners.

We confirm that the figures used in the calculation exclude any distributions paid to the limited partners.

11.	We note your disclosure that the “redemption payment would have been approximately $3.3 million if the transaction had been consummated on June 30, 2016.” Please tell us if you anticipate that the redemption payment would be materially different at the closing of the transaction. To the extent possible, please quantify the difference. Also tell us whether you have made and/or intend to make further distributions before the closing of the transaction.

We advise the staff supplementally that the disclosure concerning the estimate of the redemption payments has been updated to September 30, 2016. Subsequent movements are expected to be based solely on the continued accrual of the Priority Return and  additional distributions between September 30, 2016 and closing and are not expected to be material. The estimate at September 30, 2016 was $3.1 million, representing a decline of $0.2 million from the estimate at June 30, 2016.

Exhibit Index, page II-6

12.	Refer to Exhibit 8.1 where you indicate that you intend to file by amendment the opinion of Proskauer Rose LLP as to tax matters. Please tell us whether you intend to file tax opinions regarding the qualification of the merger as a reorganization and your qualification as a real estate investment trust for U.S. federal income tax purposes. In this regard, we note your disclosure on page 138 that it is a condition to the merger that you and RCA receive an opinion of counsel that you and RCA qualify as REITs.

We advise the Staff that an opinion of Proskauer Rose LLP has been filed as Exhibit 8.1 to the Amendment, which includes an opinion that AFIN’s proposed method of operation, including the consummation of the Merger, will enable it to continue to meet the requirements for qualification and taxation as a REIT under the Code.

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With respect to the reorganization opinion, we do not believe that the reorganization opinion is required to be filed in accordance with the Staff’s position in Staff Legal Bulletin 19. The Merger Agreement includes a condition as to issuance of an opinion of counsel with respect to the qualification of the merger as a tax-free reorganization which is not waivable by either company after receipt of shareholder approval, unless further approval of the shareholders is obtained. We confirm that the conditions of Staff Legal Bulletin 19 for not filing the opinion of counsel regarding the treatment of the merger as a tax-free reorganization prior to effectiveness are met and that the final opinion of counsel regarding the treatment of the merger as a tax-free reorganization will be filed in a post-effective amendment by the closing date of the merger.

We appreciate your review and assistance. Please feel free to contact me at (212) 415-6505 should you require additional information or have any questions.

Sincerely,

/s/ Edward M. Weil, Jr.
Edward M. Weil, Jr.
Chief Executive Officer

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